

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Lynn A. Peterson
President and Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

> **Re:** **Kodiak Oil & Gas Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010, as amended August 6, 2010**
> **File No. 1-32920**

Dear Mr. Peterson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director